Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of June 30, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.58	50.58	50.23	50.23
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	64,021,000
4	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664

5	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41
6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
7	Haim Ben-Dor	Series C Debentures	611,949.10
8	Haim Ben-Dor	Series F Debentures	1,789,009.50
9	Haim Ben-Dor	Series K Debentures	445,400
10	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.09	0.09
11	Arie Mientkavich	Unregistered Options	100,000
12	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01
13	Yair Orgler	Unregistered Options	12,400			0.01	0.01
14	Yair Orgler	Series C Debentures	70,000
15	Yair Orgler	Series D Debentures	300,000
16	Yair Orgler	Series F Debentures	132,540
17	Yair Orgler	Series I Debentures	68,000
18	Noga Knaz	Unregistered Options	4,800			0.00	0.00
19	Ronnie Bar-On	Series J Debentures	40,000
20	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.12	0.12
21	Aharon Soffer	Unregistered Options	190,000
22	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	10,866,147	6.18	6.18	6.14	6.14
23	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14 ,479,320
24	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	245,000
25	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	37,974,917
26	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	155,859,341
27	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	39,163,967
28	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	82,119,498
29	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	57,329,847
30	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	83,137,233
31	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	32,442,406

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	%Voting	% Capital	%Voting
32	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.11	0.11
33	Gil Kotler	Unregistered Options	43,750
34	Gil Kotler	Unregistered Options	95,584
35	Gil Kotler	RSU	13,382
36	Gil Kotler	PSU	29,470
37	Varda Zuntz	Ordinary Shares	60,037	0.03	0.03	0.08	0.08
38	Varda Zuntz	Unregistered Options	25,000
39	Varda Zuntz	Unregistered Options	38,234
40	Varda Zuntz	RSU	5,353
41	Varda Zuntz	PSU	11,788
42	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.10	0.10
43	Eran Ballan	Unregistered Options	32,500
44	Eran Ballan	Unregistered Options	95,584
45	Eran Ballan	RSU	13,382
46	Eran Ballan	PSU	29,470
47	Rami Vaisenberger	Unregistered Options	17,500			0.06	0.06
48	Rami Vaisenberger	Unregistered Options	57,351
49	Rami Vaisenberger	RSU	8,029
50	Rami Vaisenberger	PSU	17,682
51	Ronen Geles	Unregistered Options	10,000			0.04	0.04
52	Ronen Geles	Unregistered Options	38,234
53	Ronen Geles	RSU	5,353
54	Ronen Geles	PSU	11,788
55	Shlomi Drori	Unregistered Options	38,234			0.03	0.03
56	Shlomi Drori	RSU	5,353
57	Shlomi Drori	PSU	11,788
58	Shlomo Cohen	Unregistered Options	7,500			0.02	0.02
59	Shlomo Cohen	Unregistered Options	14,994
60	Shlomo Cohen	RSU	4,198
61	Adi Tamir	Unregistered Options	1,875			0.01	0.01
62	Adi Tamir	Unregistered Options	9,371
63	Adi Tamir	RSU	2,264
64	Adi Tamir	Series D Debentures	10,309

Changes in holdings during June of 2013

Name of the Holder: Norstar Holdings Inc. (including wholly-owned subsidiaries)

Holder Number: 3 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 44528798375

Country of Citizenship/Corporation or Registration: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 64,021,000

Name of the Holder: Haim Ben Dor

Holder Number: 7 (Series C Debentures)

Type of Holder: Director

Registration Number: 010178416

Country of Citizenship/Corporation or Registration: Private person with an Israeli passport

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 699,370.40

Change in the number of securities: -87,421.30

Name of the Holder: Yair Orgler

Holder Number: 14 (Series C Debentures)

Type of Holder: Director

Registration Number: 001210541

Country of Citizenship/Corporation or Registration: Private person with an Israeli passport

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 80,000

Change in the number of securities: -10,000

Name of the Holder: Yair Orgler

Holder Number: 17 (Series I Debentures)

Type of Holder: Director

Registration Number: 001210541

Country of Citizenship/Corporation or Registration: Private person with an Israeli passport

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 80,000

Change in the number of securities: -12,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 22 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,987,800

Change in the number of securities: -121,653

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 23 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 14,551,794

Change in the number of securities: -72,474

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 43,123,394

Change in the number of securities: -5,148,477.2

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 154,924,273

Change in the number of securities: 935,068

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 37,877,197

Change in the number of securities: 1,286,770

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 80,850,817

Change in the number of securities: 1,268,680.5

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 85,158,854

Change in the number of securities: -27,829,006.65

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 83,100,332

Change in the number of securities: 36,901

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 23,236,735

Change in the number of securities: 9,205,671

Name of the Holder: Shlomo Cohen

Holder Number: 58 (Unregistered Options)

Type of Holder: Controller

Registration Number: 032304958

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 7,500

Name of the Holder: Shlomo Cohen

Holder Number: 59 (Unregistered Options)

Type of Holder: Controller

Registration Number: 032304958

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 14,994

Name of the Holder: Shlomo Cohen

Holder Number: 60 (RSU)

Type of Holder: Controller

Registration Number: 032304958

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 4,198

Name of the Holder: Adi Tamir

Holder Number: 61 (Unregistered Options)

Type of Holder: Company Secretary

Registration Number: 040483042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 1,875

Name of the Holder: Adi Tamir

Holder Number: 62 (Unregistered Options)

Type of Holder: Company Secretary

Registration Number: 040483042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 9,371

Name of the Holder: Adi Tamir

Holder Number: 63 (RSU)

Type of Holder: Company Secretary

Registration Number: 040483042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 2,264

Name of the Holder: Adi Tamir

Holder Number: 64 (Series D Debentures)

Type of Holder: Company Secretary

Registration Number: 040483042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 10,309

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.